UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to___

Commission File Number: 1-05046

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
 Con-way Personal Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Con-way Inc.
2211 Old Earhart Road, Suite 100
Ann Arbor, MI  48105

CON-WAY PERSONAL SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm)

CON-WAY PERSONAL SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Con-way Inc. Administrative Committee
Con-way Personal Savings Plan:
We have audited the accompanying statements of net assets available for benefits of Con-way Personal Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Kieckhafer Schiffer & Company LLP

Portland, Oregon
June 19, 2014

CON-WAY PERSONAL SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments, at fair value:
Mutual funds	$52,116,008	$26,163,906
Common trust funds	1,278,658	909,480
Con-way common stock	554,147	426,503
Total investments	53,948,813	27,499,889
Receivables:
Participant contributions	—	142,332
Con-way contributions	1,817,927	—
Notes receivable from participants	4,003,774	1,728,292
Total receivables	5,821,701	1,870,624
Cash	7,899	5,194
Net assets available for benefits	$59,778,413	$29,375,707

See accompanying notes to financial statements.

CON-WAY PERSONAL SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2013
Additions:
Participant contributions	$17,074,035
Con-way contributions	6,813,781
Rollover contributions	1,960,423
Net appreciation in fair value of investments	7,476,464
Dividend and interest income	1,382,967
Interest received on notes receivable from participants	112,741
Transfers in from Con-way Retirement Savings Plan	38,989
Total additions	34,859,400
Deductions:
Distributions to participants	(4,456,694)
Net increase	30,402,706
Net assets available for benefits, beginning of year	29,375,707
Net assets available for benefits, end of year	$59,778,413

See accompanying notes to financial statements.

CON-WAY PERSONAL SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012
1. Description of Plan
The following description of the Con-way Personal Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Plan Description or the Plan document for more complete information. The term “Con-way” or “Company” refers to Con-way Inc. and subsidiaries.
General
The Con-way sponsored Plan is a defined contribution plan with profit-sharing, salary deferral and employee stock ownership plan features and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the "Code"). A portion of the Plan also includes provisions for supplemental medical benefits, which are intended to comply with Section 401(h) of the Code. The Section 401(h) feature of the Plan has not been implemented. The Plan was adopted effective January 1, 2010.
Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the "Committee"), which is appointed by the Chief Executive Officer of Con-way. The Plan’s trustee, T. Rowe Price (the "Trustee"), is responsible for the control of the Plan’s assets, which are held in individual participant investment accounts (collectively known as the "Trust").
Eligibility
An employee is eligible to participate in the Plan if the employee first became a qualified employee on or after January 1, 2010, is not covered by a collective bargaining agreement, is not a leased employee, is not a nonresident alien or is not a resident of Puerto Rico. There are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours.
Prior to January 1, 2012, employees of the Con-way Truckload, a subsidiary of the Company, who were not sales managers, directors, vice presidents or president were not eligible to participate in the Plan. Effective January 1, 2012, Con-way Truckload was eliminated as a participating employer of the Con-way Personal Savings Plan.
Contributions
Participants may contribute up to 50% of their eligible compensation subject to certain limitations. Con-way, at its discretion, makes Matching Contributions equal to 50% of the first six percent of eligible compensation that participants contribute to the Plan. There were no Matching Contributions made to the Plan for the year ended December 31, 2013.
Effective January 1, 2013, the Plan was amended to provide a Basic Contribution by the Company equal to 2% of eligible compensation. Participants are eligible to receive Basic Contributions on the first day of the calendar quarter in which the employee completed six-months of service. For the 2013 Plan year, the Basic Contributions were made to eligible participants.
Participant Accounts
The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested.
A separate account is maintained for each participant of the Plan. Allocations of Con-way’s contributions are based upon a percentage of participant contributions or compensation, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. Participants are only entitled to the vested benefits.
Vesting
Participants are fully vested at all times in the portion of their accounts attributable to their elective deferrals, rollover contributions and Basic Contributions. Con-way’s Matching Contributions vest after two years of service with Con-way. If the employee is terminated prior to two years of service, the Matching Contributions are forfeited and are used to reduce future Con-way contributions. As there were no Matching Contributions made during the years ended December 31, 2013 and 2012, there were no forfeitures available to reduce future contributions during these periods.

Notes Receivable from Participants
The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant’s vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2013 bear interest at rates of 4.25%. Principal and interest are paid ratably through payroll deductions.
Payments and Benefits
Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, provided they qualify for benefits under Con-way’s long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except participant accounts invested in Con-way common stock which can, at the direction of the participant, be paid in shares.
Plan Termination
Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, all balances will become 100% vested and the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting.
Risks and Uncertainties
The Plan offers various investments that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Investments are reported at fair value. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, "Fair-Value Measurements," for a discussion of fair value measurements.
The annual change in market value, including realized gains and losses, is reported in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.
Administrative Expenses
During 2013, administrative expenses of the Plan were paid by Con-way and by Plan participants. Participant payments of administrative expenses were collected in administrative fees through a reduction in certain funds’ net asset value and paid directly to the Trustee. Certain funds also charge investment management fees in accordance with each fund’s prospectus, through a reduction in the funds’ net asset value.
Payment of Benefits
Benefits paid to participants are recorded upon distribution.
Estimates
Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost plus accrued interest.

3. Fair-Value Measurements
Assets and liabilities reported at fair value are classified in one of the following three levels in the fair-value hierarchy:
Level 1 - Quoted market prices in active markets for identical assets or liabilities
Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3 - Unobservable inputs that are not corroborated by market data
The following table summarizes the valuation of Plan assets within the fair-value hierarchy:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Targeted retirement date	$47,429,607	$—	$—	$47,429,607
U.S. large company growth	1,778,628	—	—	1,778,628
U.S. small company growth	1,038,155	—	—	1,038,155
International equity	638,427	—	—	638,427
Fixed income	626,081	—	—	626,081
U.S. large company value	605,110	—	—	605,110
Total mutual funds	52,116,008	—	—	52,116,008

Common trust funds:
U.S. equity index	—	550,026	—	550,026
Money market	—	490,976	—	490,976
Fixed income	—	149,672	—	149,672
Balanced	—	87,984	—	87,984
Total common trust funds	—	1,278,658	—	1,278,658

Con-way common stock	554,147	—	—	554,147
Total assets at fair value	$52,670,155	$1,278,658	$—	$53,948,813

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Targeted retirement date	$24,012,304	$—	$—	$24,012,304
U.S. large company growth	805,246	—	—	805,246
U.S. small company growth	378,270	—	—	378,270
International equity	269,854	—	—	269,854
Fixed income	396,411	—	—	396,411
U.S. large company value	301,821	—	—	301,821
Total mutual funds	26,163,906	—	—	26,163,906

Common trust funds:
U.S. equity index	—	257,665	—	257,665
Money market	—	498,169	—	498,169
Fixed income	—	124,864	—	124,864
Balanced	—	28,782	—	28,782
Total common trust funds	—	909,480	—	909,480

Con-way common stock	426,503	—	—	426,503
Total assets at fair value	$26,590,409	$909,480	$—	$27,499,889

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Mutual funds and Con-way common stock - valued at the daily closing price reported on the active market on which the individual securities are traded.
Common trust funds - valued at the fair value of the underlying investments determined by and reported at the net asset value ("NAV") of units held by the Plan at year end. The common trust funds are considered Level 2 investments as the underlying securities are publicly traded.
The following table provides information regarding redemption of investments where the NAV has been used as a practical expedient to measure fair value at December 31:

	Fair Value		Redemption Frequency	Redemption Notice Period
	2013	2012
Common trust funds	$1,278,658	$909,480	Daily	1 - 2 days
The common trust funds include investments that are operated by a trust company that manages a pooled group of trust accounts. Common trust funds combine the assets of various institutional investors to create a larger, well-diversified portfolio. Each investor owns a participating interest that is calculated in units and represents a portion of the holdings of the fund.
The investments in common trust funds can generally be redeemed without restriction; however, in certain cases, redemption or purchase may be limited to prevent excess and/or short-term trading. There are no unfunded commitments related to the common trust funds.
4. Investments
The following investments represent 5% or more of the Plan’s net assets:

	December 31,
	2013	2012
Mutual funds:
T. Rowe Price Retirement 2030 Fund, 343,218 and 228,334 shares, respectively	$7,756,732	$4,320,083
T. Rowe Price Retirement 2035 Fund, 456,748 and 279,267 shares, respectively	7,435,859	3,736,590
T. Rowe Price Retirement 2040 Fund, 287,400 and 179,912 shares, respectively	6,728,029	3,434,520
T. Rowe Price Retirement 2050 Fund, 456,212 and 272,917 shares, respectively	5,958,130	2,909,295
T. Rowe Price Retirement 2045 Fund, 379,598 and 224,305 shares, respectively	5,925,526	2,850,918
T. Rowe Price Retirement 2025 Fund, 377,730 and 230,257 shares, respectively	5,809,491	3,020,969
T. Rowe Price Retirement 2020 Fund, 166,226 and 98,154 shares, respectively	3,389,356	1,754,996
T. Rowe Price Retirement 2055 Fund, 251,719 and 129,825 shares, respectively *	3,254,721	1,368,356

* Investment does not represent 5% or more of the Plan's net assets for 2012.
During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$7,146,030
Common trust funds	118,911
Con-way common stock	211,523
$7,476,464
5. Income Tax Status
In 2010, the Plan applied for a determination letter in accordance with Internal Revenue Service ("IRS") requirements to ensure the Plan and related trust are designed in accordance with applicable sections of the Code. The IRS has acknowledged receipt of the Plan’s application. Con-way and its outside legal counsel are currently working to provide additional information requested by the IRS with respect to the Plan's application. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

6. Related-Party Transactions
Certain Plan investments are mutual funds and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions. The Plan offers Con-way common stock as an investment option for participants. Con-way Inc. is the Plan sponsor as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

CON-WAY PERSONAL SAVINGS PLAN
EIN 94-1444798
Plan No. 015
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value
			Cost	Current value
		Mutual funds:
*	T. Rowe Price	Growth Stock Fund (21,976 shares)	$897,070	$1,155,278
*	T. Rowe Price	Equity Income Fund (18,426 shares)	524,193	605,110
*	T. Rowe Price	Science and Technology Fund (15,942 shares)	468,164	623,350
*	T. Rowe Price	Small-Cap Stock Fund (23,298 shares)	888,221	1,038,155
*	T. Rowe Price	Retirement 2005 Fund (3,671 shares)	46,067	47,439
*	T. Rowe Price	Retirement 2010 Fund (9,545 shares)	161,660	170,087
*	T. Rowe Price	Retirement 2015 Fund (63,501 shares)	852,724	909,331
*	T. Rowe Price	Retirement 2020 Fund (166,226 shares)	3,098,714	3,389,356
*	T. Rowe Price	Retirement 2025 Fund (377,730 shares)	5,187,221	5,809,491
*	T. Rowe Price	Retirement 2030 Fund (343,218 shares)	6,836,627	7,756,732
*	T. Rowe Price	Retirement 2035 Fund (456,748 shares)	6,524,524	7,435,859
*	T. Rowe Price	Retirement 2040 Fund (287,400 shares)	5,848,016	6,728,029
*	T. Rowe Price	Retirement 2045 Fund (379,598 shares)	5,169,255	5,925,526
*	T. Rowe Price	Retirement 2050 Fund (456,212 shares)	5,204,187	5,958,130
*	T. Rowe Price	Retirement 2055 Fund (251,719 shares)	2,856,994	3,254,721
*	T. Rowe Price	Retirement Income Fund (3,038 shares)	43,331	44,906
	PIMCO	Total Return Institutional Fund (58,567 shares)	650,042	626,081
	Dodge & Cox	International Stock Fund (14,833 shares)	546,112	638,427
		Common trust funds:
*	T. Rowe Price	Equity Index Trust Class C (26,584 shares)	449,763	550,026
*	T. Rowe Price	Bond Index Trust (4,536 shares)	151,703	149,672
*	T. Rowe Price	U.S. Treasury Money Market Trust (490,976 shares)	490,976	490,976
*	T. Rowe Price	Retirement Strategy Trust - Balanced (2,087 shares)	80,082	87,984
		Common stock:
*	Con-way Inc.	Con-way Common Stock (13,955 shares)	475,569	554,147
		Participant loans:
*	Notes Receivable from Participants	Participant loans with interest at 4.25% and maturity dates through 2018	—	4,003,774
				$57,952,587
*	Represents a party-in-interest as of December 31, 2013.
	Note: Cost is calculated using the current value rolling-average cost method.

See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Con-way Personal Savings Plan
(Name of Plan)

June 19, 2014	/s/ Michael J. Morris
Michael J. Morris
Chairman, Con-way Inc. Administrative Committee

EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm